金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

RECEIVED
2004 JUN 14 P 2:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

June 10, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

04030700

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
SC1-Return of Allotments	May 6, 2004
SC1-Return of Allotments	June 10, 2004
Announcement of 2004 First Quarter Results of CIH Limited	May 13, 2004
Announcement of 2003/2004 Final Results of GP Industries Limited	May 27, 2004
Announcement of 2003/2004 Final Results of the Company	June 8, 2004

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

dlw 6/15

香港新界葵涌葵興路30號金山工業中心8樓

COPY

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED
2004 JUN 14 P 2:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 54055

Exemption # 82-3604

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
04	05	2004			
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	265,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	551,200

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	271,485,033.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

06/05/2004 DD549631
CR No. : -054055-

表格 Form **SC1**

公司編號 Company Number: 54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	230,000	0.50	1.84	Nil	1.34	308,200
Ordinary	150,000	0.50	1.45	Nil	0.95	142,500
Ordinary	150,000	0.50	1.17	Nil	0.67	100,500

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
John Simon Davies	7 Twenty Seventh Street, Hong Lok Yuen, Tai Po, N.T., Hong Kong	500,000	
Lee Chuen Wah	Flat A, 13/F., Tien Sing Mansion Taikoo Shing, Hong Kong	30,000	
	各類別股份分配的總數 Total Shares Allotted by Class	530,000	

簽署 Signed : [signature]

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 06/05/2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

CR

公 司 註 冊 處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

COPY

表格 Form **SC1**

RECEIVED
2004 JUN 14 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

54055

Exemption #
82-3604

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From 日 DD	月 MM	年 YYYY	至 To 日 DD	月 MM	年 YYYY
09	06	2004			

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HKD	90,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	241,200

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	271,575,033.50

(註 Note 3) **提交人的資料 Presentor's Reference**

Gold Peak Industries (Holdings) Limited
8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.
Hong Kong

電話 Tel: 2427 1133 傳真 Fax: 2401 0549

電郵地址 E-mail Address:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

10/06/2004 BB500700
CR No. : -054055-
Sh. Form : SC1

表格 Form **SC1**

公司編號 Company Number

54055

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	180,000	0.50	1.84	Nil	1.34	241,200

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Nil						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

表格 Form **SC1**

公司編號 Company Number: 54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class — 類別 Class Ordinary	類別 Class
Lee Ho Yee	21C Block 6, Beverly Garden Tseung Kwan O, Kowloon	60,000	
Wong Kan Chun	Room 1111, Block C, Fire Service Quarter Shatin, N.T.	120,000	
		各類別股份分配的總數 Total Shares Allotted by Class: 180,000	

簽署 Signed : [signature]

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 10/06/2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Exemption #
82-3604

SCMP May 14, 2004

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2004 First Quarter Results of CIH Limited

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of CIH Limited ("CIHL"), a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the first quarter ended March 31, 2004 as follows:-

	2004		2003	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	29,523	135,242	38,341	171,396
Cost of Sales	(20,707)	(94,857)	(26,518)	(118,544)
Gross Profit	8,816	40,385	11,823	52,852
Other Operating Income	2,450	11,223	2,392	10,693
Distribution Expenses	(5,953)	(27,270)	(6,926)	(30,961)
Administrative Expenses	(4,578)	(20,971)	(7,887)	(35,257)
Exchange Gain	1,179	5,401	446	1,994
Other Operating Expenses	(301)	(1,379)	(409)	(1,829)
Profit / (Loss) from Operations	1,613	7,389	(561)	(2,508)
Finance Costs	(1,214)	(5,561)	(1,702)	(7,608)
Share of Results of Associates	(600)	(2,749)	3,242	14,493
Exceptional Items	-	-	(119)	(533)
(Loss) / Profit before Taxation	(201)	(921)	860	3,844
Taxation	(364)	(1,667)	(1,667)	(7,452)
Loss after Taxation	(565)	(2,588)	(807)	(3,608)
Minority Interests	(122)	(559)	3	14
Net Loss	(687)	(3,147)	(804)	(3,594)
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	(0.56)	(2.57)	(0.67)	(3.00)

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

BUSINESS REVIEW

The formation of the 50:50 joint venture with Schneider Electric SA ("Schneider") to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia was completed at the end of last year.

In the first quarter of the year, the business sentiment in Asia improved generally providing a favorable environment for the joint venture to achieve sales growth, despite this quarter being typically a slow period for the EWDIS business. The total sales turnover of the joint venture improved substantially by more than 40% compared with the same period last year. As a result the overall profitability also improved.

After the formation of the joint venture, CIHL started to proportionately consolidate its operating results. As a consequence, CIHL recorded a turnover of S$29.5 million which mainly comprised its 50% share in the turnover of the joint venture. This explains why the reported turnover decreased by 23% over the same period last year despite the significant improvement in sales at the joint venture level.

In China, with a sales operation that focuses on product specialization and specific strategies to cover the retail and renovation/decoration markets, CIHL's market position for electrical wiring accessories and electronic products has been further enhanced despite keen competition. In South East Asia, the Malaysian market rebounded with significant increase in demand, while in Indonesia an upward sales trend was maintained for the quarter. In the Middle East, demand for CLIPSAL products remained strong as the high level of construction of residential and commercial premises continued. The sales achieved in these markets contributed significantly to the overall sales growth of the joint venture.

The sales turnover of light-fittings in the first quarter progressed as planned. CIHL continued to strengthen this business in the China market and has commenced to reposition its products under the Pierlite brand targeting the relatively high-end market. The distribution was strengthened through the appointment of professional lighting dealers and increased promotional activities.

Contribution from associated companies decreased following the disposal of CIHL's entire 52.4% interest in the EWDIS business of Gerard Industries in Australia to Schneider and the disposal of CIHL's entire 39.8% interest in Lovato SpA in Italy to its major shareholder at the end of last year. Both companies contributed significantly to CIHL's overall profitability in the past.

An exchange gain of approximately S$1.2 million recorded for the quarter mainly related to the conversion of Australian dollar proceeds into Singapore dollars by CIHL.

The taxation charge for the quarter was substantially lower as the results of Gerard Industries and Lovato SpA which were subject to relatively higher corporate tax rates were included in the corresponding period.

PROSPECTS

The economy in Asia is expected to recover further despite recent austerity measures implemented by the Chinese government to curb its overheated economy. While the outlook for the building industry appears positive, the market conditions for the EWDIS business are expected to remain highly competitive especially in markets such as Hong Kong, China, Singapore and Malaysia. However, with the joint venture's strong product ranges and market positions, CIHL expects the sales turnover of the EWDIS business will continue to increase.

CIHL continues to invest in its light-fitting business in China and Hong Kong. Under the new product program, more new products in commercial lighting, industrial lighting and flood lighting will be released over the next few quarters. Besides developing the Pierlite brand, a new medium range under the GP brand will also be introduced to the market in the second half of this year.

As reported in the last announcement, CIHL continues to rationalize its existing investments. It will also explore new investment opportunities. These are expected to take some time to complete.

DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing, Mr. Andrew Ng Sung On, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau and Mr. Lui Ming Wah as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 13, 2004

www.goldpeak.com

表格
Form **SC1**

公司編號 Company Number

54055

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Lee Ho Yee	21C Block 6, Beverly Garden Tseung Kwan O, Kowloon	60,000	
Wong Kan Chun	Room 1111, Block C, Fire Service Quarter Shatin, N.T.	120,000	
	各類別股份分配的總數 Total Shares Allotted by Class	180,000	

簽署 Signed :

姓名 Name : Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date : 10/06/2004
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Exemption #
82-3604

SCMP
May 28, 2004

Announcement of 2003/2004 Final Results of GP Industries Limited

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of *GP Industries Limited ("GP Industries")*, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the year ended March 31, 2004 as follows:

	2003/2004		2002/2003	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	374,545	1,684,104	321,719	1,415,306
Cost of sales	(297,937)	(1,339,644)	(259,115)	(1,139,898)
Gross Profit	76,608	344,460	62,604	275,408
Other Operating Income	4,359	19,600	4,027	17,715
Distribution Costs	(30,181)	(135,706)	(23,297)	(102,488)
Administrative Expenses	(37,061)	(166,641)	(33,013)	(145,231)
Exchange Gain	2,010	9,038	362	1,593
Other Operating Expenses	(2,018)	(9,074)	(1,745)	(7,677)
Profit from Operations	13,717	61,677	8,938	39,320
Finance Costs	(6,044)	(27,176)	(7,929)	(34,881)
Share of Results of Associates	110,342	496,142	47,405	208,544
Exceptional Items	(17,171)	(77,208)	(5,597)	(24,622)
Profit before Taxation	100,844	453,435	42,817	188,361
Taxation	(17,228)	(77,464)	(10,145)	(44,630)
Profit after Taxation	83,616	375,971	32,672	143,731
Minority Interests	(977)	(4,393)	(719)	(3,163)
Net Profit	82,639	371,578	31,953	140,568
	S cents	*HK cents*	*S cents*	*HK cents*
Earnings per share	18.28	82.19	7.15	31.45
Dividend per share				
Interim	2.30	10.34	1.65	7.26
Final (Proposed)	3.20	14.39	2.31	10.16
Special (Proposed)	1.50	6.74	-	-
	7.00	31.47	3.96	17.42

Note:

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at average exchange rates for the respective periods.

REVIEW OF RESULTS

GP Industries achieved impressive results for the financial year ended March 31, 2004. Turnover grew by 16.4% over last year to S$374.5 million. Sales of electronics, wire harness and acoustics products all reported solid growth. Operating profit for the financial year, after deducting investment related interest costs but before exceptional adjustments, grew by 660.5% to S$7.7 million. Net profit increased to S$82.6 million, which is 158.6% over last year.

Exceptional items for the financial year of S$17.2 million mainly comprised write-down in carrying value of marketable securities, provision for impairment in goodwill and provision for closure costs for an electronics subsidiary and an associate in the acoustics business.

Basic earnings per share for the financial year ended March 31, 2004, with the weighted average of 451,999,584 shares in issue (2003: 447,127,185 shares), amounted to 18.28 Singapore cents, which is a 155.7% increase over the corresponding period last year.

BUSINESS REVIEW

Electronics:

The electronics business performed satisfactorily in the fourth quarter, which was traditionally a weaker quarter for the export business. Sales of electronics products grew by 6.5% in the fourth quarter over the same period last year.

Sales of wire harness products of subsidiaries registered a 6.4% sales growth in the fourth quarter as sales of harness to automotive manufacturers in China and Japan continued to grow. Associated companies in China, however, continued to perform strongly due to the robust automotive market in China.

The branded loudspeakers business continued to register strong growth in the fourth quarter with sales growth of 34.9% over the same period last year. Profit from the acoustics business continued to improve from the combined effects of sales growth and improved manufacturing efficiencies.

Sales of LTK's cable business remained at a record high level during the fourth quarter with significantly improved profit contribution.

Batteries:

During the fourth quarter, GP Batteries reported an increase of 33.0% in turnover to S$199.0 million and an increase of 0.8% in profit attributable to shareholders to S$7.8 million over the same quarter last year.

For the financial year ended March 31, 2004, GP Batteries reported an increase of 25.2% in turnover to S$827.2 million and 38.8% in profit attributable to shareholders to S$45.2 million over last year.

During the fourth quarter, sales in Asia, especially Hong Kong and China, increased by about 36% while those for Europe and North and South America increased by about 35% and 22% respectively over the corresponding quarter. Gross profit margin decreased from 32.9% to 29.7% due to the dramatic increase in prices of raw materials but the effect was cushioned by the increase in sales and a more profitable product mix. As a result, the gross profit increased by 20.2% to S$59.1 million. During the fourth quarter, GP Batteries also incurred a one-off legal fee in defending against the International Trade Commission action initiated by Energizer Holdings, Inc and Eveready Battery Company, Inc on patent infringement in the USA. This matter was settled in January 2004.

During the financial year ended March 31, 2004, turnover of Lithium-ion batteries grew by over 40% reflecting growing market acceptance of GP Batteries' products while Nickel Metal Hydride rechargeable batteries registered a healthy growth due to strong demand for high-drain portable electronic devices.

Electrical:

The electrical business under CIH Limited ("CIH", formerly known as Clipsal Industries (Holdings) Limited) reported a turnover of S$53.2 million for the three months ended December 31, 2003, an increase of 16.4% over the same period last year.

For its financial year ended December 31, 2003, turnover increased by 1.8% to S$189.3 million.

On December 22, 2003, CIH completed the transactions with Schneider Electric SA ("Schneider") to form a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia and simultaneously sell to Schneider CIH Group's entire interest in the EWDIS business held by CIH's associated company, Gerard Industries in Australia. As a result of the completion of these transactions, CIH recorded a net exceptional gain of S$105.5 million and net profit for the quarter and financial year ended December 31, 2003 increased to S$106.8 million and S$109.0 million respectively.

During CIH's fourth quarter ended December 31, 2003, the market conditions in China remained highly competitive. The more product and customer focused sales strategy successfully resulted in encouraging sales growth of electrical wiring accessories and electronic products. However, sales of project-based products were unstable. Markets in Singapore and Malaysia remained highly competitive but market position was maintained as a result of competitive pricing and aggressive promotional initiatives. In Indonesia, strong sales growth was achieved on increased domestic investment in shopping malls and condominium projects. The Vietnam market also recovered. In the Middle East, the CIH Group expanded aggressively in the region and achieved satisfactory sales growth. Gerard Industries in Australia continued to record satisfactory sales and profitability but results were weaker compared to that in the same period in 2002.

PROSPECTS

In April 2004, GP Industries increased its interest in CIH to more than 54%, making CIH a subsidiary of GP Industries. Consolidating CIH as a subsidiary widens GP Industries' scope of business and the enhanced financial position after consolidation offers new opportunities for GP Industries' future development.

The gradual recovery of the global economy has led to increased demand and a weakened U.S. dollar has enhanced GP Industries' competitiveness. However, rising interest rate, energy cost, material cost and keen low-cost competition may also have an impact on GP Industries' business in the coming year. Barring unforeseen circumstances, the Directors of GP Industries expect GP Industries to remain profitable in the new financial year.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing, Mr. Andrew Ng Sung On, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau and Mr. Lui Ming Wah as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, May 27, 2004

www.goldpeak.com

SCMP
Jun 8, 04

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

40 GOLD PEAK 1964-2004

Exemption #
82-3604

2003/2004 FINAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

- Most of the divisions of the Group reported satisfactory results during the year.
- Profit attributable to shareholders grew by 152.6% to HK$173.8 million which was mainly due to its good operational results as well as the inclusion of the net exceptional gains from CIH Limited.
- Turnover for all divisions amounted to HK$6,485.4 million, up 17.2%.
- Consolidated turnover was HK$1,684.5 million, a decrease of 6.9% as Lighthouse's turnover was not consolidated since it became an associate in March 2003.
- Earnings per share amounted to 32.3 Hong Kong cents, up 149.9%.
- Proposed final dividend per share 5.0 Hong Kong cents (2002/03: 3.5 Hong Kong cents).
- Proposed special dividend per share 5.0 Hong Kong cents.

BUSINESS REVIEW

GP Industries – 86.8%-owned by Gold Peak

GP Industries achieved impressive results for the year. Turnover grew by 16.4%. Net profit soared by 158.6%, mainly due to outstanding results of the Group's electronics and battery businesses, and share of net exceptional gain of CIH Limited.

1. Electronics Division

- The electronics business achieved solid growth during the year. Sales of electronics products continued to grow as export business continued to surge.
- Performance of wire harness continued to improve due to increasing demand from the China and export markets and a stronger Japanese Yen. The associated companies in China continued to register impressive growth due to the robust automotive industry in China. Sales of LTK's cables grew steadily during the year. It achieved a record high turnover during the fourth quarter of the year with significantly improved profit contribution.
- Branded loudspeakers achieved significant sales growth in the European and US markets during the year. Operating results continued to improve as a result of sales growth and improved manufacturing efficiencies.

2. CIH Limited ("CIHL" formerly known as Clipsal Industries (Holdings) Ltd.) – 49.3% (currently 55.1%)-owned by GP Industries

- On December 22, 2003, CIHL completed the transactions with Schneider Electric SA of France to form a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia. At the same time, it sold its entire interest in the EWDIS business held by its associate Gerard Industries of Australia. CIHL reported net exceptional gains of S$105.5 million from the completion of the transactions.
- Turnover for the year ended December 31, 2003 increased slightly by 1.8%. Net profit attributable to shareholders was S$109.0 million which included exceptional gains from the transactions with Schneider.
- Starting from the middle of 2003, business sentiment in Asia improved generally. In particular, in the fourth quarter, CIHL achieved steady sales growth in its various key markets in Hong Kong, Singapore, Malaysia, Indonesia and Vietnam.
- In China, the market returned to normal by the end of the third quarter. Following the restructuring of the sales operations towards a stronger product and customer focus, electrical wiring accessories and electronic products achieved encouraging sales growth in the fourth quarter, further improving CIHL's market share despite intense competition.

3. GP Batteries – 49.8%-owned by GP Industries

- GP Batteries reported an increase of 25.2% in turnover and 38.8% in profit attributable to shareholders.
- Despite the interruption caused by the SARS outbreak, turnover of Lithium Ion batteries grew by over 40% during the year, reflecting the growing acceptance of the products by the market. Nickel Metal Hydride ("NiMH") rechargeable batteries registered a healthy growth for the year fuelled by strong demand for high-drain portable electronic devices. GP Batteries is now one of the top three NiMH battery manufacturers in the world.
- Distribution expenses incurred for the year grew as GP Batteries invested aggressively in advertising and promotional activities, especially in China, to further strengthen its market position. According to a survey conducted by AC Nielsen, GP brand was ranked first in the market share growth of alkaline batteries in Hong Kong for the second consecutive year.

Notes:

1. **Adoption of Hong Kong Financial Reporting Standards**

In the current year, the Group has adopted, for the first time, Hong Kong Financial Reporting Standard ("HKFRS") – the Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The term of HKFRS is inclusive of SSAPs and Interpretations approved by the HKSA.

The Group has adopted SSAP 12 (Revised) "Income taxes". The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method under which a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

The Group

The adoption of SSAP 12 (Revised) has led to a decrease in accumulated profits as at April 1, 2002 of HK$8,915,000 and an increase in deferred taxation at April 1, 2002 of HK$4,598,000 and the balances of the Group's interest in associates and minority interests at April 1, 2002 have been decreased by HK$5,830,000 and HK$1,513,000 respectively. In addition, the profit for the year ended March 31, 2003 has been decreased by HK$2,671,000.

The cumulative effect of the adoption of SSAP 12 (Revised) as at April 1, 2002 is summarised below:

	As previously stated HK$'000	Adjustments HK$'000	As restated HK$'000
Accumulated profits	909,346	(8,915)	900,431
Deferred taxation	4,675	4,598	9,273
Interest in associates	1,563,734	(5,830)	1,557,904
Minority interests	226,723	(1,513)	225,210

The Company

The adoption of SSAP 12 (Revised) has led to a decrease in accumulated profits as at April 1, 2002 and an increase in deferred taxation as at April 1, 2002 of HK$2,941,000.

2. **Segmental Information**

(i) *Primary segment information for the Group based on business segments*

For the year ended March 31, 2004	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	358	1,684,102	-	-	-	1,684,460
Inter segment sales	43	-	-	-	(43)	-
Total sales	401	1,684,102	-	-	(43)	1,684,460
Results						
Segment results	15,245	60,178	-	-	-	75,423
Unallocated corporate expenses						(61,989)
Other corporate income						19,621
Profit from operations						33,055
Net investment loss						(79,835)
Finance costs						
– segment	(1,050)	(30,916)	-	-	-	(31,966)
– corporate						(30,313)
Share of results of associates	428	101,583	121,541	236,731	-	460,283

6. **Share of results of associates**

The share of results of associates included the share of CIHL's net gain of HK$206,299,000, after the realisation of reserves of HK$32,617,000, on the transactions with Schneider Electric SA ("Schneider") to form a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia and simultaneously sell to Schneider the CIHL's entire interest in the EWDIS business held by its associate, Gerard Industries (No.3) Pty Ltd in Australia.

7. **Taxation**

	2004 HK$'000	2003 HK$'000 (As restated)
The Company and its subsidiaries:		
Hong Kong Profits Tax	8,846	6,528
Taxation in jurisdictions other than Hong Kong	7,305	6,630
Deferred taxation	2,146	3,650
Sub-total	18,297	16,808
Share of taxation of associates		
Hong Kong Profits Tax	3,412	3,848
Taxation in jurisdictions other than Hong Kong	58,378	32,028
Sub-total	61,790	35,876
Total	80,087	52,684

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

8. **Earnings Per Share**

The calculation of the basic and diluted earnings per share for the year ended March 31, 2004 and 2003 is computed based on the following data:

Earnings	2004 HK$'000	2003 HK$'000 (As restated)
Net profit for the year and earnings for the purpose of basic earnings per share	173,813	68,809
Effect of dilutive potential shares on the share of result of subsidiaries and associates based on the dilution of their earnings per share	(5,692)	(615)
Adjustment resulting from the assumed conversion of convertible note	(16,396)	(4,385)
Earnings for the purpose of diluted earnings per share	151,725	63,809
Number of Shares	'000	'000
Weighted average number of shares for the purpose of basic earnings per share	537,955	531,905
Effect of dilutive potential shares on share options	6,951	606
Weighted average number of shares for the purpose of diluted earnings per share	544,906	532,511

The computation of diluted earnings per share assumes the conversion of the convertible note into the shares of GP Industries Limited.

SUMMARY OF RESULTS

Technology & Strategic Division

The market for LED superscreens showed signs of improvement during the year although competition remained very keen. Lighthouse Technologies Limited, 46.6%-owned by the Group, continued to face a tough and highly competitive market during the year. It maintained a steady turnover but its profit margin was significantly squeezed due to severe price competition. Overall, Lighthouse achieved a small profit in its financial year ended December 31, 2003 mainly due to the successful introduction of new products and its continued efforts in cost cuttings.

PROSPECTS

The general business outlook for the Group's major divisions is expected to remain positive although global business environment remains highly competitive. Rising material prices, the austerity measures recently implemented in China and possible interest rate increases may have an impact on the Group's businesses in the coming year.

The Group's electronics and battery businesses are expected to continue to grow as demand for high-tech electronic goods remains strong. GP Industries has moved in its newly constructed flagship factory in Huizhou, China. This will greatly enhance its manufacturing capability to capture future market growth. GP Batteries is set to aggressively expand its production of rechargeable batteries and promote GP brand in Asia and Eastern Europe. For CIHL, most markets in Asia are expected to recover further but price competition in certain markets such as Hong Kong, China and Singapore will remain very keen. Lighthouse will continue to launch new products and further improve its performance.

After March 31, 2004, GP Industries increased its interest in CIHL from approximately 49% to approximately 55%, making it a subsidiary of the Group. This further strengthens the Group's financial position and enhances its capability to capture new business opportunities.

This year marks the 40th Anniversary of the Group. Building on a solid milestone of achievements over the past 40 years and looking into the future, we are dedicated to further strengthening our market position in respective industries and maximizing the Group's profitability and shareholders' value. To achieve these goals, we will continue to invest in product development, technology, design and marketing, brands and our people. We will also review our corporate structure in order to further streamline and strengthen our financial position.

CONSOLIDATED INCOME STATEMENT

The Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended March 31, 2004 as follows: –

	Notes	2004 HK$'000	2003 HK$'000 (As restated)
Turnover	2	1,684,460	1,809,127
Cost of Sales		(1,334,532)	(1,421,459)
Gross Profit		349,928	387,668
Other Operating Income		56,621	62,197
Selling and Distribution Expenses		(158,592)	(166,357)
Administrative Expenses		(207,268)	(194,944)
Other Operating Expenses	3	(7,634)	(12,922)
Profit from Operations	4	33,055	75,642
Net Investment Loss	5	(79,895)	(29,849)
Finance Costs		(62,178)	(88,425)
Share of Results of Associates	6	460,283	203,295
Impairment Losses for Goodwill on Acquisition of Subsidiaries and Associates		(24,789)	–
Amortisation of Goodwill/Realisation of Negative Goodwill on Acquisition of Associates		(5,788)	(5,857)
Net Loss on Disposal/Deemed Partial Disposal of Subsidiaries and Associates		(15,722)	(4,034)
Profit Before Taxation		304,966	150,772
Taxation	7	(80,087)	(52,684)
Profit Before Minority Interests		224,879	98,088
Minority Interests		(51,066)	(29,279)
Net Profit for the Year		173,813	68,809
Dividends			
Interim		21,927	15,957
Final		27,149	18,617
Special		27,149	–
		76,225	34,574
Earnings Per Share (cents)	8		
Basic		32.31	12.93
Diluted		27.84	11.98

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
realisation of negative goodwill on acquisition of associates						(5,788)
Net loss on disposal/deemed partial disposal of subsidiaries and associates						(15,722)
Profit before taxation						304,966
Taxation						(80,087)
Profit before minority interests						224,879
Minority interests						(51,066)
Net profit for the year						173,813
For the year ended March 31, 2003 (As restated)						
Turnover						
External sales	394,472	1,414,655	–	–	–	1,809,127
Inter segment sales	44	651	–	–	(695)	–
Total sales	394,516	1,415,306	–	–	(695)	1,809,127
Results						
Segment results	40,175	31,156	–	–	–	71,331
Unallocated corporate expenses						(19,580)
Other corporate income						23,891
Profit from operations						75,642
Net investment loss						(29,849)
Finance costs						
– segment	(7,536)	(38,586)	–	–	–	(46,122)
– corporate						(42,303)
Share of results of associates	(3,908)	97,259	81,225	28,719	–	203,295
Amortisation of goodwill/realisation of negative goodwill on acquisition of associates						(5,857)
Net loss on disposal/deemed partial disposal of subsidiaries and associates						(4,034)
Profit before taxation						150,772
Taxation						(52,684)
Profit before minority interests						98,088
Minority interests						(29,279)
Net profit for the year						68,809

(ii) *Secondary segment information for the Group based on geographical segments*

	Turnover 2004 HK$'000	Turnover 2003 HK$'000	Profit before taxation 2004 HK$'000	Profit before taxation 2003 HK$'000
The People's Republic of China				
– Hong Kong	70,877	159,709	48,659	15,004
– Mainland China	143,091	99,564	79,428	38,577
Other Asian countries	623,407	574,649	38,718	17,688
Europe	411,482	426,344	41,292	20,712
North & South America	367,593	447,773	33,451	32,965
Australia & New Zealand	60,170	91,542	51,654	22,287
Others	7,840	9,546	11,764	3,539
	1,684,460	1,809,127	304,966	150,772

3. **Other Operating Expenses**

	2004 HK$'000	2003 HK$'000
Restructuring cost for speaker businesses	6,401	5,433
Amortisation of goodwill on acquisition of subsidiaries/business	1,233	983
Expenses incurred for the closure of a factory in the U.K.	–	6,506
	7,634	12,922

4. **Profit from Operations**

Profit from operations has been arrived at after charging:

	2004 HK$'000	2003 HK$'000
Amortisation of deferred expenditure	–	11,319
Amortisation of trademarks	4,183	4,183
Depreciation and amortisation on:		
Owned assets	43,987	45,025
Assets held under finance leases	1,335	1,101

5. **Net Investment Loss**

	2004 HK$'000	2003 HK$'000
Net unrealised holding loss on investments in securities	79,895	15,349
Written-off of investments in e-business	–	14,500
	79,895	29,849

per share for the year amounted to 32.31 cents as compared to 12.93 cents for the previous year.

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings increased by HK$82 million to HK$1,840 million. As at March 31, 2004, the aggregate of the Group's shareholders' funds and minority interests was HK$1,551 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.19 (March 31, 2003: 1.44). The gearing ratios of the Company, GP Industries and GP Batteries were 0.89, 0.48 and 0.75 respectively. Except for CIHL which maintained a net cash position as at December 31, 2003, there were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associates continued their prudent policy in managing foreign exchange risks. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exchange risks as appropriate. At March 31, 2004, 45% (March 31, 2003: 48%) of the Group's bank borrowings was revolving or repayable within one year whereas 55% (March 31, 2003: 52%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 15%, 34% and 48% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In February 2004, the Company arranged a syndicated loan of HK$420 million for general working capital purposes.

EMPLOYEES AND REMUNERATION POLICIES

As at March 31, 2004, the Group's major business divisions employed over 18,000 people worldwide (2003: 16,500). Remuneration policies are reviewed regularly and maintained at a competitive level with the market in the respective countries. In addition to basic salary, bonuses and share options may also be granted to eligible employees which are at the discretion of the boards and based on the performance of the individual employees as well as the Group.

DIVIDENDS

An interim dividend of 4.0 cents (2003: 3.0 cents) per share was paid in January 2004.

The Board proposes at the forthcoming Annual General Meeting the payment of a final dividend of 5.0 cents (2003: 3.5 cents) per share and a special dividend of 5.0 cents (2003: nil) per share to shareholders on the Register of Shareholders of the Company on September 10, 2004, making a total dividend of 14.0 cents (2003: 6.5 cents) per share for the whole year. If approved at the forthcoming Annual General Meeting, the proposed final dividend and the proposed special dividend will be paid on September 17, 2004.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on September 10, 2004.

CLOSURE OF REGISTER

The Register of Shareholders of the Company will be closed from September 7, 2004 to September 10, 2004, both days inclusive, during which period no transfer will be effected.

In order to qualify for the proposed final dividend and the proposed special dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on September 6, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing, Mr. Andrew Ng Sung On, Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. John Lo Siew Kiong as Non-Executive Director and Mr. Vincent Cheung Ting Kau and Mr. Lui Ming Wah as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, June 7, 2004

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